[LETTERHEAD OF BENNETT ENVIRONMENTAL INC.]

January 16, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bennett Environmental Inc.

Form 40-F for the Fiscal Year Ended December 31, 2004

Form 6-K for the Fiscal Quarters Ended March 31, 2005, June 30, 2005

and September 30, 2005

File No. 0-30946

Ladies and Gentlemen:

In response to Comment (4) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in a letter dated December 23, 2005, regarding the above-captioned Form 40-F and Forms 6-K of Bennett Environmental Inc. (the “Company”), the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to Comment (4) of the Staff’s letter of December 23, 2005. If you have any questions, please do not hesitate to call the undersigned at (905) 339-1540.

Very truly yours,

BENNETT ENVIRONMENTAL INC.

By:  /s/  Andrew Boulanger

        Andrew Boulanger

        Chief Financial Officer

cc:	Mr. Gus Rodriguez